                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. Two)*


                         Equity Office Properties Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   294741103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Donal J. Liebentritt, Equity Group Investments, L.L.C.,
      Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3651
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                      N/A
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294741103             SCHEDULE 13D/A             PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Samstock/SZRT, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,802,413 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,802,413 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,802,413 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .71%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------
(1) Includes 1,775,065 common shares of beneficial interest ("Common Shares") of Equity Office Properties Trust (the "Issuer") that are issuable upon redemption of Operating Partnership Units ("OP Units") of EOP Operating Limited Partnership ("EOP Partnership"), a Delaware limited partnership in which Equity Office Properties Trust (the "Issuer") is the sole general partner and a limited partner. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis. The sole member of Samstock/SZRT, L.L.C. is the Samuel Zell Revocable Trust dated January 17, 1990, of which Samuel Zell is the sole trustee and sole beneficiary. Accordingly, based on these particular circumstances, Samuel Zell may be deemed the ultimate beneficial owner of all Common Shares and OP Units held by Samstock/SZRT, L.L.C.

CUSIP NO. 294741103       SCHEDULE 13D/A                   PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Samuel Zell
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF,OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    818,173 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,802,413 (2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    818,173 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,802,413 (2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,620,586 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) Includes (i) 809,998 Common Shares issuable to Mr. Zell upon exercise of stock options that currently are exercisable or will become exercisable within 60 days after the date hereof, and (ii) 3,582 Common Shares held in an account maintained by the trustee of the Issuer's supplemental employee retirement plan for the benefit of Mr. Zell.

(2) Includes (i) 27,348 Common Shares that are held by Samstock/SZRT, L.L.C., and (ii) 1,775,065 Common Shares that are issuable upon redemption of OP Units held by Samstock/SZRT, L.L.C. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis. The sole member of Samstock/SZRT, L.L.C. is the Samuel Zell Revocable Trust dated January 17, 1990, of which Mr. Zell is the sole trustee and sole beneficiary. Accordingly, based on these particular circumstances, Samuel Zell may be deemed the ultimate beneficial owner of all Common Shares and OP Units held by Samstock/SZRT, L.L.C.

CUSIP NO. 294741103      SCHEDULE 13D/A                     PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Samstock/Alpha, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,248,757 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,248,757 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,248,757(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .89%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------
(1) Includes 1,990,579 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP NO. 294741103       SCHEDULE 13D/A                   PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    EGI Holdings, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,932,540 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,932,540 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,932,540 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .76%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------
(1) Includes 1,919,706 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis. Pursuant to a Stockholders' Agreement, (i) various trusts for the benefit of Samuel Zell and members of his family (the "Zell Trusts") have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGI Holdings, Inc., and (ii) the Common Shares and OP Units owned by EGI Holdings, Inc. are subject to a right of first offer exercisable by the other stockholders of Equity Group Investment, Inc. (other then the Zell Trusts).

CUSIP NO. 294741103            SCHEDULE 13D/A               PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    EGIL Investments, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,932,584 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,932,584 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,932,584 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .76%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------
(1) Includes 1,919,749 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis. Pursuant to a Stockholders' Agreement, (i) various trusts for the benefit of Ann Lurie and members of her family (the "Lurie Trusts") have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGIL Investments, Inc. and (ii) the Common Shares and OP Units owned by EGIL Investments, Inc. are subject to a right of first offer exercisable by the other stockholders of Equity Group Investment, Inc. (other then the Lurie Trusts).

CUSIP NO. 294741103             SCHEDULE 13D/A             PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Samstock/ZFT, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,249,871 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,249,871 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,249,871 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------
(1) Includes 6,010,399 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP NO. 294741103      SCHEDULE 13D/A                    PAGE 8 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Samstock/ZGPI, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    5,321 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    5,321 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,321 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .002%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------
(1) Consists of 5,321 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP NO. 294741103           SCHEDULE 13D/A                PAGE 9 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    RSB Properties Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    12,314 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    12,314 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,314 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .005%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------
(1) Consists of 12,314 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP NO. 294741103       SCHEDULE 13D/A                  PAGE 10 OF 12 PAGES


This Amendment No. 2 amends the Schedule 13D filed on January 24, 2000, as amended by Amendment No. 1 to such Schedule 13D that was filed on February 15, 2000, by the group of Reporting Persons comprised of Samstock/SZRT, L.L.C., Samstock/Alpha, L.L.C., Samstock/ZFT, L.L.C., Samstock/ZGPI, L.L.C., ZFT Partnership, EGI Holdings, Inc., EGIL Investments, Inc., RSB Properties Trust and Samuel Zell. Amendment No. 2 is being filed to clarify that all securities of the Issuer that are held by Samstock/SZRT, L.L.C. may be deemed beneficially owned by Samuel Zell and to correct a minor mathematical error. The sole member of Samstock/SZRT, L.L.C. is the Samuel Zell Revocable Trust dated January 17, 1990, of which Samuel Zell is the sole trustee and the sole beneficiary. Accordingly, based on these particular circumstances, Samuel Zell may be deemed the ultimate beneficial owner of all Common Shares and OP Units held by Samstock/SZRT, L.L.C.

ONLY THOSE ITEMS THAT ARE BEING AMENDED ARE REPORTED HEREIN. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING THAT THEY HAVE IN THE
SCHEDULE 13D, AS AMENDED TO DATE.

Item 5.   Interest in Securities of the Issuer

          (a) and (b). Each Reporting Person beneficially owns the number of common shares of beneficial interest ("Common Shares") of Equity Office Properties Trust, a real estate investment trust formed under the laws of Maryland (the "Issuer"), and the number of Operating Partnership Units ("OP Units") of EOP Operating Limited Partnership ("EOP Partnership"), a Delaware limited partnership in which the Issuer is the sole general partner and a limited partner, set forth opposite his or its name below:

          Reporting Person                Common Shares (1)    OP Units (1)    % Owned (1)
          ----------------                -------------        --------        -------
          Samstock/SZRT, L.L.C.                27,348 (2)       1,775,065 (2)     .71%
          Samuel Zell                         845,521 (3)       1,775,065 (3)    1.04%
          Samstock/Alpha, L.L.C.              258,178           1,990,579         .89%
          ZFT Partnership                           0            --               *
          EGI Holdings, Inc. (4)               12,834           1,919,706         .76%
          Samstock/ZFT, L.L.C.              1,239,472           6,010,399        2.8%
          Samstock/ZGPI, L.L.C.                  --                 5,321         *
          RSB Properties Trust                   --                12,314         *
          EGIL Investments, Inc. (4)           12,835           1,919,749         .76%
                                          -----------       -------------        ----
                   Total                    2,368,840          13,633,133        6.0%

------------------

          *    Less than .05%

          (1) Except as otherwise described in the notes below, each Reporting Person exercises sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Shares and/or OP Units set forth above opposite his or its name. To the best knowledge of the Reporting Person, there are 252,654,039 Common Shares issued and outstanding as of the date hereof based upon filings made by the Issuer with the SEC. Based upon such number, the 16,001,973 Common Shares and OP Units beneficially owned by the Reporting Persons, collectively, represent approximately 6.0% of the Common Shares issued and outstanding. The percentage ownership for each Reporting Person is based upon the total number of Common Shares currently issued and outstanding plus the number of Common Shares issuable (at the option of the Issuer) to such Reporting Person, but not to any other Reporting Person. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

          (2) The sole member of Samstock/SZRT, L.L.C. is the Samuel Zell Revocable Trust dated January 17, 1990, of which Samuel Zell is the sole trustee and the sole beneficiary. Accordingly, based on these particular circumstances, Samuel Zell may be deemed the

CUSIP NO. 294741103       SCHEDULE 13D/A                   PAGE 11 OF 12 PAGES

               ultimate beneficial owner of all Common Shares and OP Units held by Samstock/SZRT, L.L.C.

          (3) Includes (i) 27,348 Common Shares that are held by Samstock/SZRT, L.L.C., (ii) 1,775,065 Common Shares that are issuable upon redemption of OP Units held by Samstock/SZRT, L.L.C, (iii) 809,998 Common Shares issuable to Mr. Zell upon exercise of stock options that are currently exercisable or exercisable within 60 days hereafter, and (ii) 3,582 Common Shares held in an account maintained by the trustee of the Issuer's supplemental employee retirement plan for the benefit of Mr. Zell. The sole member of Samstock/SZRT, L.L.C. is the Samuel Zell Revocable Trust dated January 17, 1990, of which Samuel Zell is the sole trustee and the sole beneficiary. Accordingly, based on these particular circumstances, Samuel Zell may be deemed the ultimate beneficial owner of all Common Shares and OP Units held by Samstock/SZRT, L.L.C.

          (4) Pursuant to the Stockholders' Agreement dated as of December 31, 1999 among various trusts for the benefit of Samuel Zell and members of his family (the "Zell Trusts") and various trusts for the benefit of Ann Lurie and members of her family (the "Lurie Trusts"), (i) the Zell Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by Holdings and have a right of first offer to purchase any Common Shares and OP Units owned by EGIL, and (ii) the Lurie Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGIL and have a right of first offer to purchase any Common Shares and OP Units owned by Holdings.

          In addition to the shares of Common Shares and OP Units owned by the Reporting Persons, the following individuals also own the following securities of the Issuer, in their personal capacities, as of February 14, 2000:

                                             No. of                   No. of OP
          Name                               Common Shares            Units
          ---------                          -------------            -----
          Sheli Z. Rosenberg(1)              218,642                  191,134
          Rod F. Dammeyer(2)                 352                       ---
          Donald J. Liebentritt(3)           32,615                   39,718
          Mark Slezak                        1,000                     ---
          John Zoeller(4)                    7,735                     ---
          Matthew Zell(5)                    8,403                     ---
          Kellie Zell(6)                     15,000                    ---
          JoAnn Zell                         5,376                     ---
          Bert Cohen                         8,885                    25,262
          Susan Obuchowski(7)                4,166                     ---
          ---------------
          (1) Includes 137,832 Common Shares issuable upon exercise of options currently vested; 3,573 Common Shares held in an account maintained by the trustee of the Issuer's supplemental employee retirement plan for the benefit of Mrs. Rosenberg; and 21,303 Common Shares and 17,318 OP Units held by Mrs. Rosenberg's spouse.

          (2) Includes 176 Common Shares held by Mr. Dammeyer's spouse.

          (3) Includes 13,333 Common Shares issuable upon exercise of currently exercisable options and 5,000 Common Shares held by Mr. Liebentritt's spouse.

          (4) Includes 6,666 Common Shares issuable upon exercise of currently exercisable options.

          (5) Includes 5,049 Common Shares held by Mr. Zell as custodian for his minor children and 3,000 shares held by Mr. Zell's spouse.

CUSIP NO. 294741103       SCHEDULE 13D/A                   PAGE 12 OF 12 PAGES


          (6) Includes 10,000 Common Shares held by Ms. Zell as custodian for her minor children.

          (7) Includes 2,666 Common Shares issuable upon exercise of currently exercisable options.


The remaining subsections of Item 5 and the other Items of the Schedule 13D filed by the Reporting Persons on January 24, 2000, as amended by Amendment No. 1 thereto filed on February 15, 2000, remain unchanged.



                                   SIGNATURES
                                   ----------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March  24, 2000

Samstock/SZRT, L.L.C., Samstock/Alpha, L.L.C.,
Samstock/ZGPI, L.L.C., and EGI Holdings, Inc.

By:        /s/ Donald J. Liebentritt
   --------------------------------------------------
         Donald J. Liebentritt, as Vice President of
         each of the above entities


       /s/ Samuel Zell
-----------------------------------------------------
         Samuel Zell


ZFT Partnership

     By:  ZFT Kellie Trust, as partner

         By:  Chai Trust Company, as trustee

By:         /s/ Donald J. Liebentritt
   --------------------------------------------------
         Donald J. Liebentritt, Vice President


RSB Properties Trust


By:        /s/ Samuel Zell
-----------------------------------------------------
         Samuel Zell, not individually but solely
         as Trustee


EGIL Investments, Inc.


By:       /s/ Mark Slezak
   --------------------------------------------------
         Mark Slezak, Vice President